                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13/A

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               Amendment No. 1*


                            Telenetics Corporation
           --------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
           --------------------------------------------------------
                        (Title of Class of Securities)


                                   87943P408
           --------------------------------------------------------
                                (CUSIP Number)

                            Saunders & Parker, Inc.
                              5735 Prestwick Lane
                               Dallas, TX  75252
                                 (972)732-0712

                                With a copy to:
                           Sally A. Schreiber, Esq.
                        Munsch Hardt Kopf & Harr, P.C.
                              4000 Fountain Place
                               1445 Ross Avenue
                               Dallas, TX  75202
                                (214) 855-7500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 March 9, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                                               Page 2 of 7 Pages

CUSIP No. 87943P408                 Schedule 13D

-------------------------------------------------------------------------------
(1) Names of reporting person. I.R.S. Identification Nos. of Above
    Person

    Saunders & Parker, Inc.
-------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member       (a)  [ ]
    of a Group                                  (b)  [X]


-------------------------------------------------------------------------------
(3) SEC Use Only ___________________


-------------------------------------------------------------------------------
(4) Source of Funds

    OO
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                       [ ]
-------------------------------------------------------------------------------
(6) Citizenship or Place of Organization

    Texas, U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                 600,000/1/
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                    Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                   600,000/1/
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     600,000/1/
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.2% /2/
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     CO
-------------------------------------------------------------------------------

/1/ Shares are deemed to be beneficially owned as a result of the ownership of an exercisable option. The Reporting Person no longer has beneficial ownership of 500,000 shares previously reported as being beneficially owned due to the repayment of a loan secured by a pledge of such shares, which pledge gave rise to such beneficial ownership.

/2/ As a result of beneficial ownership falling below 5%, no further amendments to this Schedule 13D will be filed.

                                                               Page 3 of 7 Pages

ITEM 1.  SECURITY AND ISSUER

         Common stock, no par value ("Common Stock"), of Telenetics Corporation, a California corporation ("Telenetics") whose principal executive offices are at 25111 Arctic Ocean, Lake Forest, CA 92630.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Saunders & Parker, Inc. is a Texas corporation (the "Reporting Person"). William C. Saunders ("Saunders") and Terry S. Parker ("Parker") are the only executive officers, directors and shareholders of the Reporting Person. Each of Saunders and Parker is a Co-President, director and 50% shareholder of the Reporting Person.

         (b) The address of the Reporting Person's principal office and principal business is 5735 Prestwick Lane, Dallas, TX 75252. Saunders' business address is the same as the Reporting Person's. Parker's business address is the same as the Reporting Person's.

         (c) The principal business of the Reporting Person is consulting and investment. Saunders' principal employment is with the Reporting Person. Parker's principal employment is with the Reporting Person. See Item 2(b) of this Schedule 13D for the address of the Reporting Person.

         (d) In the past five years, neither the Reporting Person, Saunders nor Parker has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) In the past five years, neither the Reporting Person, Saunders nor Parker has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in it or him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Both Saunders and Parker are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the shares reported on, none are actually owned by the Reporting Person at the date of this Schedule 13D. The shares are subject to options (the "Options") that are presently exercisable at $1.75 per share. The Reporting Person previously was deemed to beneficially own an additional five hundred thousand (500,000) shares that were held as security for payment of a note, which note was paid on March 9, 2000.

         The Options were granted to the Reporting Person pursuant to that certain Non-Qualified Stock Option Agreement dated January 7, 2000, executed by Telenetics ("Non-Qualified Stock Option Agreement"), a copy of which is filed as an exhibit to this Schedule 13D, as partial consideration for the services to be performed by the Reporting Person under that certain Consulting Agreement dated January 7, 2000 ("Consulting Agreement"), executed by Telenetics and the Reporting Person, a copy of which is filed as an exhibit to this Schedule 13D.

                                                               Page 4 of 7 Pages


         For information on Parker and Saunders, as required in Instruction C, please see Item 3 of the Schedule 13D executed by each of them on January 18, 2000, with respect to Telenetics, as amended, which information is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person acquired the Options as partial consideration for the services to be performed under the Consulting Agreement. The Reporting Person acquired the shares of Common Stock reported on hereunder for investment purposes and currently has no plans or proposals with respect to any of the matters described in (a) through
         (j) of Item 4 of Schedule 13D.

         For information on Parker and Saunders, as required in Instruction C, please see Item 4 of the Schedule 13D executed by each of them on January 18, 2000, with respect to Telenetics, as amended, which information is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Number of shares of Common Stock deemed to be beneficially owned by Reporting Person: 600,000.

              Number of shares of Common Stock deemed to be beneficially owned by Parker: 768,750, including the 600,000 deemed to be beneficially owned by the Reporting Person.

              Number of shares of Common Stock deemed to be beneficially owned by Saunders: 768,750, including the 600,000 deemed to be beneficially owned by the Reporting Person.

              Percentage of class of securities deemed to be beneficially owned by Reporting Person: 4.2%.

              Percentage of class of securities deemed to be beneficially owned by Parker: 5.15%, including the 4.2% deemed to be beneficially owned by the Reporting Person as described in this Schedule 13D.

              Percentage of class of securities deemed to be beneficially owned by Saunders: 5.15%, including the 4.2% deemed to be beneficially owned by the Reporting Person as described in this Schedule 13D.

                                                               Page 5 of 7 Pages

         (b) Number of shares deemed to be beneficially owned by Reporting Person as to which it has the sole power to vote: 600,000/2/

              Number of shares deemed to be beneficially owned by Reporting Person as to which it has the shared power to vote: 0

              Number of shares deemed to be beneficially owned by Reporting Person as to which it has the sole power to dispose: 600,000/2/

              Number of shares deemed to be beneficially owned by Reporting Person as to which it has the shared power to dispose: 0

              For information on Parker and Saunders, as required in Instruction C, please see Item 5(b) of the Schedule 13D executed by each of them on January 18, 2000, with respect to Telenetics, as amended, which information is incorporated herein by reference.

         (c) The Reporting Person has not had any transactions in Common Stock, except as described herein.

              For information on Parker and Saunders, as required in Instruction C, please see Item 5(c) of the Schedule 13D executed by each of them on January 18, 2000, with respect to Telenetics, as amended, which information is incorporated herein by reference.

         (d) Each of Saunders and Parker, as a result of being a 50% shareholder, director, and Co-President of the Reporting Person, will be able to influence the power to direct the receipt of dividends from, or the proceeds from the disposition of, the shares of Common Stock subject to the Options.

              For information on Parker and Saunders, as required in Instruction C, please see Item 5(d) of the Schedule 13D executed by each of them on January 18, 2000, with respect to Telenetics, as amended, which information is incorporated herein by reference.

         (e) Not Applicable to Saunders or Parker. The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on March 9, 2000, as the result of the payment of the note that had been secured by the pledge of 500,000 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the Stock Purchase Agreement, the Non-Qualified Stock Option Agreement, the Consulting Agreement, the Stock Pledge Agreement, the Guaranty, and the Note. A copy of each of the aforementioned documents is filed as an exhibit to this Schedule 13D. For information on Parker and Saunders, as required in Instruction C, please see Item 6 of the Schedule 13D executed by each of them on January 18, 2000, with respect to Telenetics, as amended, which information is incorporated herein by reference.

-------------------------
/2/ Assumes exercise of Options. For more information, please see Item 3 of this
Schedule 13D.

                                                               Page 6 of 7 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following are filed as exhibits to this Schedule 13D:

         (1)  Stock Purchase Agreement
         (2)  Non-Qualified Stock Option Agreement*
         (3)  Consulting Agreement*
         (4)  Stock Pledge Agreement*
         (5)  Guaranty*
         (6)  Note*
         (7) Schedule 13D of Terry S. Parker with respect to Telenetics dated January 18, 2000*
         (8) Schedule 13D of William C. Saunders with respect to Telenetics dated January 18, 2000*


         ------------------
         * Previously filed

                                                               Page 7 of 7 Pages


                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SAUNDERS & PARKER, INC.

                                       August 10, 2000
                                       ----------------------------------------
                                       (Date)

                                       /s/ WILLIAM C. SAUNDERS
                                       ----------------------------------------
                                       (Signature)

                                       William C. Saunders, Co-President